IHT Securities, LLC

FINANCIAL STATEMENT AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2023

Filed as a public document pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934

PUBLIC DOCUMENT

IHT Securities, LLC

Letter of Oath or Affirmation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of IHT Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of IHT Securities, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2021.

Chicago, Illinois
February 12, 2024

IHT Securities, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$ 245,760
Prepaid expense	1,332
Total Assets	**$ 247,092**

Liabilities and Member's Equity

Liabilities

Accrued expenses	$ 31,932
Due to affiliate	4,950
Total Liabilities	36,882
Member's Equity	210,210
Total Liabilities and Member's Equity	**$ 247,092**

The accompanying notes are an integral part of this statement

IHT SECURITIES, LLC
Notes to Financial Statement

1. **Nature of Operation and Summary of Significant Accounting Policies**

   Nature of Operations

IHT Securities, LLC (the "Company"), an Illinois limited liability company, was formed on November 16, 2018, and commenced operations as a broker-dealer on January 22, 2021. The Company is a broker-dealer, registered with Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company conducts business sharing in securities-related commissions with another FINRA member-firm. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

   Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

   A Summary of the Company's Significant Accounting Policies Follows:

   Basis of Accounting

The financial statement have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as established in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") to ensure consistent reporting of financial condition, results of operations and cash flows.

   Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue Recognition

The Company recognizes revenue under FASB ASC 606, *Revenue from Contracts with Customers.* Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods of services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Significant Judgements. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate fees where multiple performance obligations are identified; and whether constraints on variable consideration should be applied due to uncertain future events.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Revenue from contracts with customers includes the receipt of commissions and fees from securities transactions executed at another FINRA member-firm. Revenue is recognized when the security transactions are executed as the Company believes that its performance obligation has been satisfied.

Cash:
Cash includes all cash balances and highly liquid investments with an initial maturity of three months or less.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash. The Company performs on-going credit evaluations and generally requires no collateral from customers. The Company places its temporary cash investments with major banks which, from time-to-time, may exceed federally insured limits. The Company periodically assesses the financial condition and believes the loss to be minimal.

Income Taxes

The Company is a single member limited liability company that has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, except as stated herein, its member is personally responsible for federal and state income taxes on their allocation of the Company's taxable income that were previously the sole responsibility of its member. Therefore, no liability or provision for federal and state income taxes is included in the accompanying financial statements, except for certain state income taxes from various states for which the Company elected to incur those states' income taxes based on an allocation of the Company's taxable income that was previously the responsibility of it's member. The Company is responsible for certain other state income taxes and the state income taxes rates vary by state.

2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. The net capital rules may restrict distributions. On December 31, 2023, the Company's adjusted net capital was $208,878, which exceeded the requirement by approximately $203,878.

3. Related-Party Transactions

The Company and IHT Wealth Management, LLC ("IHTWM") entered into an expense sharing agreement on January 22, 2021, which was amended on October 1, 2021. The Company pays a monthly management fee of $17,804 as part of this agreement. IHTWM makes available to the Company office space, equipment, the services of its employees, administrative support, and other services.

4. Commitments and Contingencies

Accounting standards require the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been incurred. However, based on its experience, the Company expects the risk of loss to be remote.

5. Subsequent Events

The Company has evaluated all known subsequent events through the date the financial statement were available for issue, and is not aware of any material subsequent events occurring during this period.